

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2015

Via E-mail
Pankaj Modi
Chief Executive Officer
Mindesta Inc.
429 Kent Street, Unit 112
Ottawa, Ontario, Canada K2P 2B4

     **Re:**    **Mindesta Inc.**
             **Annual Report on Form 10-K**
             **Filed April 14, 2015**
             **Current Report on Form 8-K**
             **Filed September 11, 2014**
             **File No. 000-30651**

Dear Mr. Modi:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing an amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K

General

1. We note that you have omitted disclosure regarding governmental regulation in Canada that was located in the Form 8-K and appears to continue to be relevant disclosure.  Please revise or advise.

2. We note the disclosure in footnote three to the financial statements regarding the consulting agreements.  Please revise the business section to discuss the material terms of your consulting agreements and file as exhibits, if material.

3. Please provide the disclosure required by Item 405 of Regulation S-K.

4. We note that you have included no compensation in the summary compensation table. However, we note the options outstanding. In addition, we note the financial statements reflect $308,439 in stock compensation expense for the year ended December 31, 2014. Please revise the summary compensation table or advise. In addition, it is unclear why you have not provided the Outstanding Equity Awards at Fiscal Year End. We also note the management fees payable to the CEO as reflected in footnote five to the financial statements. Please revise to include such amount in the summary compensation table or advise. Lastly, please clarify whether any director compensation was paid in the fiscal year ended December 31, 2014.

5. It is unclear why the stock issuable to Luci Letellier for assuming the role of CFO is not included in the beneficial ownership table. It is also unclear why such stock is not included in the summary compensation table or discussed in the executive compensation section. Please revise or advise.

6. We note the disclosure that you have no related party transactions. Please reconcile with footnote five of the financial statements.

7. Please include the signature of the principal accounting officer or controller, as required by Instruction D to Form 10-K.

Financial Statements

Note 3 – Liability to Issue Common Shares, page F-11

8. We note your disclosure regarding your prepaid consulting services asset, liability to issue common shares, and gain on contracts settled through shares. Please tell us how you analyzed the pertinent terms of your consulting agreements and tell us the basis for your accounting with reference to the applicable accounting literature. Your response should address:

- How you applied FASB ASC 505-50, including how you determined the measurement date for valuing the shares;

- How the common shares valued at $1,806,250 were initially recorded in your financial statements (i.e. offsetting entries) and why $1,575,761 of this amount, including both the current and non-current portions, represents a prepaid asset as of December 31, 2014;

- The accounting literature supporting your recognition of a $906,250 "liability to issue common shares," how this amount was computed, and how it was recognized in your financial statements (i.e. offsetting entries); and,

- Your basis for recognizing a "gain on contracts settled through shares" of $900,000, how this amount was computed, and how it was recognized in your financial statements (i.e. offsetting entries).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano, Staff Accountant, at (202) 551-3319 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.  Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc (via email): Jeffrey G. Klein, Esq.